



Filed in the Office of	Business Number
Barbara K. Cegavske	C27944-2003
Secretary	Filing Number
State Of Nevada	20160313478-45
	Filed On
	07/14/2016
	Number of Pages
	1

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation

Saxon Capital Group, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Article 1 The name of the Corporation is GHLK Industries, Inc.

Article 3 The total number of shares which the Corporation is authorized to issue is 300,000,000 shares of common stock, each having a par value of $.0001 per share. Effective at 11:59 PM, Eastern Standard Time on July 15, 2016 (the "Effective Date"), every one (1) share of the Corporation's common stock, par value $.0001 per share issued and outstanding immediately prior to the Effective Date will be automatically and without any action on the part of the respective holders thereof, be re-classified and converted into four (4) shares of common stock, par value $.0001, of the Corporation (such re-classification and conversion, the "Forward Stock Split").

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 86.8%

4. Effective date and time of filing: (optional) Date: July 15, 2016 Time: 11:59 PM EST

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X [signature]

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Filed in the Office of	Business Number **C27944-2003**
 *Barbara K. Cegavske* Secretary State Of Nevada	Filing Number **20160298225-57**
	Filed On **07/01/2016**
	Number of Pages **1**

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Saxon Capital Group, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Article 1: The total number of shares which the Corporation is authorized to issue is 300,000,000 shares of common stock, each having a par value of $.0001 per share.

Article 3: Effective at 11:59 p.m., Eastern Standard Time on July 15, 2016 (the "Effective Date"), every one (1) share of the Corporation's common stock, par value $.0001 per share, issued and outstanding immediately prior to the Effective Date will, automatically and without any action on the part of the respective holders thereof, be re-classified and converted into four (4) shares of common stock, par value $.0001, of the Corporation (such re-classification and conversion, the "Forward Stock Split").

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 86.8%

4. Effective date and time of filing: (optional)   Date: July 15, 2016   Time: 11:59 PM EST
(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X
Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 1-5-15

Filed in the Office of	Business Number
	C27944-2003
Barbara K. Cegavske	Filing Number
	20150264827-07
Secretary	Filed On
State Of Nevada	**06/10/2015**
	Number of Pages
	1



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Saxon Capital Group Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Article 3 - Shares
All issued and outstanding shares of the common stock of the Corporation automatically shall be decreased at a ratio of one-for-ten (1:10) without the necessity of any further action on the part of the holders thereof or the Corporation, provided, however that the Corporation shall, through its transfer agent, exchange certificates representing common stock outstanding immediately prior to the Effective Date of the Reverse Split into new certificates representing the appropriate number of Common Stock resulting from the decrease. Fractional shares will be rounded up to the nearest whole.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:

4. Effective date of filing: (optional)

5. Signature: (required)

(must not be later than 90 days after the certificate is filed)

X

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 3-6-09



Filed in the Office of	Business Number
Barbara K. Cegavske	C27944-2003
	Filing Number
	20150224941-50
Secretary State Of Nevada	Filed On
	05/18/2015
	Number of Pages
	6

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger

(PURSUANT TO NRS 92A.200)

Page 1

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Articles of Merger
(Pursuant to NRS Chapter 92A)

1) Name and jurisdiction of organization of each constituent entity (NRS 92A.200):

☐ If there are more than four merging entities, check box and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity from article one.

Saxon Capital Group Inc.
Name of **merging** entity

Nevada
Jurisdiction

Corporation
Entity type *

Name of **merging** entity

Jurisdiction

Entity type *

Name of **merging** entity

Jurisdiction

Entity type *

Name of **merging** entity

Jurisdiction

Entity type *

and,

Xsilent Solutions Inc.
Name of **surviving** entity

Nevada
Jurisdiction

Corporation
Entity type *

* Corporation, non-profit corporation, limited partnership, limited-liability company or business trust.

Filing Fee: $350.00

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 2

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

2) **Forwarding address where copies of process may be sent by the Secretary of State of Nevada (if a foreign entity is the survivor in the merger - NRS 92A.190):**

Attn:

c/o:

3) **Choose one:**

☐ The undersigned declares that a plan of merger has been adopted by each constituent entity (NRS 92A.200).

☒ The undersigned declares that a plan of merger has been adopted by the parent domestic entity (NRS 92A.180).

4) **Owner's approval (NRS 92A.200) (options a, b or c must be used, as applicable, for each entity):**

☐ If there are more than four merging entities, check box and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity from the appropriate section of article four.

(a) Owner's approval was not required from

Saxon Capital Group Inc.
Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

and, or;

Xsilent Solutions Inc.
Name of **surviving** entity, if applicable

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 3

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

(b) The plan was approved by the required consent of the owners of *:

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

and, or;

Name of **surviving** entity, if applicable

* Unless otherwise provided in the certificate of trust or governing instrument of a business trust, a merger must be approved by all the trustees and beneficial owners of each business trust that is a constituent entity in the merger.


Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 4

(c) Approval of plan of merger for Nevada non-profit corporation (NRS 92A.160):

The plan of merger has been approved by the directors of the corporation and by each public officer or other person whose approval of the plan of merger is required by the articles of incorporation of the domestic corporation.

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

and, or;

Name of **surviving** entity, if applicable



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger

(PURSUANT TO NRS 92A.200)

Page 5

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

5) Amendments, if any, to the articles or certificate of the surviving entity. Provide article numbers, if available. (NRS 92A.200)*:

The articles have been amended as follows:

Article 1 - Name of corporation:

The name of the corporation shall be Saxon Capital Group Inc.

6) Location of Plan of Merger (check a or b):

[ ] (a) The entire plan of merger is attached;

or,

[X] (b) The entire plan of merger is on file at the registered office of the surviving corporation, limited-liability company or business trust, or at the records office address if a limited partnership, or other place of business of the surviving entity (NRS 92A.200).

7) Effective date and time of filing: (optional) (must not be later than 90 days after the certificate is filed)

Date: **Time:**

* Amended and restated articles may be attached as an exhibit or integrated into the articles of merger. Please entitle them "Restated" or "Amended and Restated," accordingly. The form to accompany restated articles prescribed by the secretary of state must accompany the amended and/or restated articles. Pursuant to NRS 92A.180 (merger of subsidiary into parent - Nevada parent owning 90% or more of subsidiary), the articles of merger may not contain amendments to the constituent documents of the surviving entity except that the name of the surviving entity may be changed.

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 6

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

8) Signatures - Must be signed by: An officer of each Nevada corporation; All general partners of
   each Nevada limited partnership; All general partners of each Nevada limited-liability limited
   partnership; A manager of each Nevada limited-liability company with managers or one
   member if there are no managers; A trustee of each Nevada business trust (NRS 92A.230)*

☐ If there are more than four merging entities, check box and attach an 8 1/2" x 11" blank sheet
   containing the required information for each additional entity from article eight.

Saxon Capital Group Inc.
Name of merging entity

X _____ President   5/15/15
Signature   Title   Date

Name of merging entity

X _____
Signature   Title   Date

Name of merging entity

X _____
Signature   Title   Date

Name of merging entity

X _____
Signature   Title   Date

and,

Xsilent Solutions Inc.
Name of surviving entity

X _____ President   5/19/15
Signature   Title   Date

* The articles of merger must be signed by each foreign constituent entity in the manner provided by the law governing it (NRS
92A.230). Additional signature blocks may be added to this page or as an attachment, as needed.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.



Filed in the Office of	Business Number C27944-2003
Barbara K. Cegavske	Filing Number 20140413797-88
Secretary State Of Nevada	Filed On 06/05/2014
	Number of Pages 1

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

USA Superior Energy Holdings, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Article 1-Name of Corporation; XSilent Solutions Inc.

Article 3-Shares

Effective as of June 23, 2014 (the"Effective Date"), all issued and outstanding shares of the common stock of the Corporation automatically shall be decreased at a rate of one-for-two hundred and fifty (the"Reverse Split") without the necessity of any further action on the part of the holders therof or the Corporation, provided, however that the Corporation shall, through its transfer agent, exchange certificates representing Common Stock outstanding immediatley prior to the Effective Date of the Reverse Split (the "Existing Common") into new certificates representing the appropriate number of Common Stock resulting from the decrease ("New Common"). Fractional shares will be rounded up to nearest whole.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 51%

4. Effective date and time of filing: (optional) Date: June 23, 2014 Time:

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X *[signature]*

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 11-27-13



Filed in the Office of	Business Number C27944-2003
Barbara K. Cegavske	Filing Number 20140321235-43
Secretary State Of Nevada	Filed On 04/30/2014
	Number of Pages 1

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

USA Superior Energy Holdings, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Article 4- Shares, is herby amended to add the following:

Effective as of April 28, 2014 (the "Effective Date"), The Par Value of the Company's common stock has been changed from $0.001 to $0.0001. The Authorized Capital of the Company has been increased from 150,000,000 to 300,000,000 shares.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 72.9%

4. Effective date and time of filing: (optional) Date: April 28, 2014 Time:

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X *[signature]*

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 11-27-13



Filed in the Office of	Business Number C27944-2003
Barbara K. Cegavske	Filing Number 00001367569-37
Secretary State Of Nevada	Filed On 05/24/2007
	Number of Pages 1

ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

USA SUPERIOR ENERGY HOLLDINGS, INC.

2. The articles have been amended as follows (provide article numbers, if available):

The named of the company is changed

FROM: USA SUPERIOR ENERGY HOLLDINGS, INC.
TO: USA SUPERIOR ENERGY HOLDINGS, INC.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the* articles of incorporation have voted in favor of the amendment is:

4. Effective date of filing (optional):

(must not be later than 90 days after the certificate is filed)

5. Officer Signature **(Required)**: X [signature]

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Revised on 01/01/07



Filed in the Office of	Business Number C27944-2003
Barbara K. Cegavske	Filing Number 20070165736-37
Secretary State Of Nevada	Filed On 03/06/2007
	Number of Pages 1

ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT **ABOVE SPACE IS FOR OFFICE USE ONLY**

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

COMLINK COMMUNICATIONS COMPANY

2. The articles have been amended as follows (provide article numbers, if available):

ARTICLE 1. Name of Corporation:

USA SUPERIOR ENERGY HOLDINGS, INC.

ARTICLE 4. Name and Address of Board of Directors/Trustees:

G. Rowland Carey, President and Director
Jerry D. Witte, Secretary and Director
Paul T. Eads, Director
800 Bering Drive, Suite 100
Houston, TX 77057

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the* articles of incorporation have voted in favor of the amendment is: 30,980,000

4. Effective date of filing (optional): 3/5/07
(must not be later than 90 days after the certificate is filed)

5. Officer Signature **(Required)**: **X** *G. Rowland Carey, President*

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Revised on: 01/01/07



Filed in the Office of	Business Number
Barbara K. Cegavske	C27944-2003
	Filing Number
	20060767194-12
Secretary State Of Nevada	Filed On
	11/30/2006
	Number of Pages
	1

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Amendment

(PURSUANT TO NRS 78.385 and 78.390)

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

ComLink Communications Company

2. The articles have been amended as follows (provide article numbers, if available):

Article 3.

150,000,000 shares with a par value of $ 0.001

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: * Majority

4. Effective date of filing (optional):

(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): [signature]

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Revised on: 09/29/05



DEAN HELLER
Secretary of State

206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708

FILED # C27944-03

NOV 1 2 2003

IN THE OFFICE OF
DEAN HELLER, SECRETARY OF STATE

Articles of Incorporation

(PURSUANT TO NRS 78)

Important. Read attached instructions before completing form. ABOVE SPACE IS FOR OFFICE USE ONLY

1. *Name of Corporation:* COMLINK COMMUNICATIONS COMPANY

2. *Resident Agent Name and Street Address:*
STATE AGENT AND TRANSFER SYNDICATE, INC.
Name
202 NORTH CURRY STREET, SUITE 100 — CARSON CITY — NEVADA — 89703-4121
Street Address — City — Zip Code
Optional Mailing Address — City — State — Zip Code

3. *Shares:*
Number of shares with par value: 75,000,000 — Par value: $ .001 — Number of shares without par value:

4. *Names & Addresses of Board of Directors/Trustees:*
1. DANIEL BRAILEY
Name
POST OFFICE BOX 4004 — SPOKANE — WA — 99220
Street Address — City — State — Zip Code
2.
Name
Street Address — City — State — Zip Code
3.
Name
Street Address — City — State — Zip Code

5. *Purpose:* The purpose of this Corporation shall be:

6. *Names, Address and Signature of Incorporator.*
BRIDGETTE DEBOER — Bridgette DeBoer
Name — Signature
202 NORTH CURRY STREET, SUITE 100 — CARSON CITY — NV — 89703-4121
Address — City — State — Zip Code

7. *Certificate of Acceptance of Appointment of Resident Agent:*
I hereby accept appointment as Resident Agent for the above named corporation
Bridgette DeBoer — 11/12/03
Authorized Signature of R. A. or On Behalf of R. A. Company — Date

This form must be accompanied by appropriate fees. See attached fee schedule.

11/12/2003 11:18A FRL230 FY04-000-40606

Addendum to the

ARTICLES OF INCORPORATION

OF

COMLINK COMMUNICATIONS COMPANY

PARAGRAPH THREE
SHARES

The amount of the total authorized capital of this corporation is $75,000 as 75,000,000 shares each with a par value of one mill ($.001). Such shares are non-assessable.

In any election participated in by the shareholders, each shareholder shall have one vote for each share of stock he owns, either in person or by proxy as provided by law. Cumulative voting shall not prevail in any election by the shareholders of this corporation.

PARAGRAPH EIGHT
ELIMINATING PERSONAL LIABILITY

Officers and directors shall have no personal liability to the corporation or its stockholders for damages for breach of fiduciary duty as an officer or director. This provision does not eliminate or limit the liability of an officer or director for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or the payment of distributions in violation of NRS 78.300.

PARAGRAPH NINE
AMENDMENT OF ARTICLES OF INCORPORATION

The articles of incorporation of the corporation may be amended from time to time by a majority vote of all shareholders voting by written ballot in person or by proxy held at any general or special meeting of shareholders upon lawful notice.